SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
Amendment No. 1

Greenway Medical Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39679B 103

(CUSIP Number)

Pamlico Capital II, L.P.

c/o Pamlico Capital

150 North College Street

Suite 2400

Charlotte, NC 28202

copy to:

C. Mark Kelly

Alston & Bird LLP

101 South Tryon Street

Suite 4000

Charlotte, NC 28280-4000

(704) 444-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

1	Name of Reporting Persons Pamlico Capital II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,294,679

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,294,679

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,294,679

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.8%*

14	Type of Reporting Person (See Instructions) PN

* Based on 29,828,204 shares of Common Stock outstanding as of September 19, 2013.

1	Name of Reporting Persons Pamlico Capital GP II, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,294,679

	8	Shared Voting Power 0

	9	Sole Dispositive Power 5,294,679

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,294,679

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.8%*

14	Type of Reporting Person (See Instructions) OO

* Based on 29,828,204 shares of Common Stock outstanding as of September 19, 2013.

1	Name of Reporting Persons Scott B. Perper

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,294,679

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,294,679

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,294,679

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.8%*

14	Type of Reporting Person (See Instructions) IN

* Based on 29,828,204 shares of Common Stock outstanding as of September 19, 2013.

1	Name of Reporting Persons L. Watts Hamrick III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,294,679

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,294,679

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,294,679

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.8%*

14	Type of Reporting Person (See Instructions) IN

* Based on 29,828,204 shares of Common Stock outstanding as of September 19, 2013.

1	Name of Reporting Persons Frederick W. Eubank II

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,294,679

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,294,679

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,294,679

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.8%*

14	Type of Reporting Person (See Instructions) IN

*Based on 29,828,204 shares of Common Stock outstanding as of September 19, 2013.

Explanatory Note: This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D initially filed with the SEC on March 30, 2012 (the “Original Filing”) on behalf of the following persons (collectively, the “Reporting Persons”): Pamlico Capital II, L.P., a Delaware limited partnership (the “Fund”), Pamlico Capital GP II, LLC, a Delaware limited liability company (the “General Partner”), Scott B. Perper, L. Watts Hamrick III and Frederick W. Eubank II.  Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1.  Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing.

Item 4.  Purpose of Transaction

Item 4 is hereby amended by adding the following to the end of the Item:

On September 23, 2013, Greenway Medical Technologies, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with VCG Holdings, LLC, a Delaware limited liability company (“Parent”), and Crestview Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Parent and Merger Sub are beneficially owned by affiliates of Vista Equity Partners Fund IV, L.P.

The Offer and Merger

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub will commence a tender offer (the “Offer”) on October 4, 2013, or as promptly as practicable thereafter, to acquire all of the outstanding shares of common stock, $0.0001 par value per share, of the Company (“Company Common Stock”) at a purchase price of $20.35 per share, without interest, net to the holder in cash (the “Offer Price”), subject to any required withholding of taxes. As promptly as practicable after the expiration of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will accept for payment, and pay for, any shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer, and within two business days thereafter, Merger Sub will merge with and into the Company (the “Merger”) and the Company will become a wholly-owned subsidiary of Parent.

The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed, but if the Offer is not completed, the Merger will only be able to be consummated after the stockholders of the Company have adopted the Merger Agreement at a meeting of stockholders. In the Merger, each outstanding share of Company Common Stock, other than shares of Company Common Stock owned by Parent, Merger Sub, the Company (or in the treasury of the Company), subsidiaries of either Parent or the Company or by stockholders who have validly exercised their appraisal rights under Delaware law, will be converted into the right to receive, without interest thereon, cash in an amount equal to the Offer Price.

At the time the Offer or the Merger is completed (whichever comes first, the “Acceleration Time”), each option to purchase Company Common Stock (a “Company Option”) that is then outstanding and unexercised, whether or not vested, will be cancelled and converted into the right to receive cash in an amount equal to (i) the total number of shares of Company Common Stock subject to such Company Option immediately prior to the Acceleration Time (without regard to vesting) multiplied by (ii) the excess, if any, of (x) the Offer Price or the consideration payable to holders of Company Common Stock as part of the Merger (as the case may be) over (y) the exercise price payable per share of Company Common Stock under such Company Option.

Offer Conditions and Closing Conditions

The obligation of Merger Sub to purchase shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and (ii) the absence of any law, order or injunction that prevents or prohibits the acquisition of or payment for the shares of Company Common Stock pursuant to the Offer or the consummation of the Merger, and certain other customary conditions. There is no financing condition to the Offer. In addition, it is a condition to Merger Sub’s obligation to purchase the shares tendered in the Offer that the number of the outstanding shares of Company Common Stock that have been validly tendered and not validly withdrawn, together with (a) shares beneficially owned by the Parent and its affiliates, and (b) shares to be purchased by Merger Sub under a top-up option, equals at least one share more than 90% of (the following, the “Total Share Number”): (w) the total outstanding shares of Company Common Stock as of the expiration of the Offer plus (x) the aggregate number of shares of Company Common Stock issuable to holders of Company stock options from which the Company or its representatives have received notices of exercise prior to the expiration of the Offer (and as to which shares of Company Common Stock have not yet been issued to such exercising holders of Company stock options), plus (y) the number of shares to be purchased by Merger Sub under a top-up option (the “Minimum Tender Condition”). Based on the total number of shares of Company Common Stock outstanding on September 19, 2013, the aggregate number of outstanding shares of Company Common Stock required to be tendered to satisfy the Minimum Tender Condition is approximately 74%.

In certain circumstances, the parties have agreed to terminate the Offer and complete the Merger without the prior completion of the Offer, after receipt of the approval of a majority of the Company’s stockholders for the adoption of the Merger Agreement. In that case, the consummation of the Merger would be subject to substantially the same conditions precedent to closing as the Offer conditions, other than the addition of the stockholder approval requirement and the inapplicability of the Minimum Tender Condition.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is set forth as Exhibit 2 to this Amendment No. 1 and incorporated herein by reference.

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement and as a condition to the willingness of parent and Merger Sub to enter into the Merger Agreement, the Fund entered into a tender and support agreement with Parent and Merger Sub (the “Support Agreement”) pursuant to which, subject to termination of the Support Agreement or termination, withdrawal or expiration of the Offer, the Fund has agreed, among other things, (i) to validly tender or cause to be tendered (and not withdraw) the shares of Company Common Stock beneficially held by it (the “Shares”) into the Offer promptly following, and in any event no later than the tenth (10th) business day following the Fund’s receipt of the Offer Documents, in accordance with the procedures set forth in the Offer Documents; (ii) to waive and agree not to exercise any rights of appraisal or rights to dissent from the Merger that the Fund may have; (iii) not to commence or join in, and to take all action necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub or the Company or any of their respective successors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Support Agreement or (b) alleging a breach of fiduciary duty of any Person in connection with the negotiation and entry into the Merger Agreement; (iv) not to transfer or enter into any agreement, arrangement or understanding with respect to any transfer of any of the Shares, other than in accordance with the terms and conditions set forth in the Support Agreement; (v) not to grant any proxy, power-of-attorney or other authorization or consent with respect to the Shares with respect to any matter inconsistent with the transactions contemplated by the Merger Agreement; (vi) not to deposit the Shares into a voting trust or enter into a voting agreement or other arrangement with respect to the Shares; (vii) to vote all Shares beneficially owned or controlled by the Fund and entitled to vote (a) in favor of the adoption of the Merger Agreement, the approval of the Merger and the other transactions contemplated by the Merger Agreement and any actions required in furtherance thereof and/or (b) against (x) any action or agreement which would reasonably be expected to in any material respect impede, interfere with or prevent the Offer or the Merger, including, but not limited to, any other extraordinary corporate transaction, including any merger, acquisition, sale, consolidation, reorganization, recapitalization, extraordinary dividend or liquidation involving the Company and any Person (other than Parent, Merger Sub or their affiliates), or any other proposal of any Person (other than Parent, Merger Sub or their affiliates) to acquire the Company or all or substantially all of the assets thereof, (y) any Acquisition Proposal (as defined in the Merger Agreement) and any action in furtherance of any Acquisition Proposal and (z) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or obligation or agreement of the Fund under the Support Agreement; (viii) to irrevocably appoint Parent as the Fund’s proxy and attorney-in-fact, for and in the name, place and stead of the Fund, to attend any meeting of the stockholders of the Company on behalf of the Fund with respect to matters set forth in Section 5(a) of the Support Agreement and to vote the Shares in a manner consistent with the provisions of Section 5(a) therein; and (ix) to revoke any proxies previously given with respect to the Shares.

The tender and support agreement will terminate upon termination of the Merger Agreement in accordance with its terms in order for the Company to accept a Superior Offer (as defined in the Merger Agreement) and upon certain other circumstances.

The foregoing summary of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

Items 5(a) – 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) The information set forth on the cover pages of this Amendment No. 1 and the information set forth or incorporated in Items 4 and 6 is incorporated by reference into this Item 5.

As of September 23, 2013, the Fund owns 5,284,679 shares of Company Common Stock.  Additionally, D. Neal Morrison, a director of the Company and a member of the General Partner, holds an employee stock option to purchase 10,000 shares of the Company’s Common Stock at a per share exercise price of $6.92 per share, which is held for the benefit, and exercisable upon the discretion, of the Fund.  Accordingly, the Fund may be deemed the beneficial owner of 5,294,679 shares of the Company’s Common Stock, representing 17.8% of the Company’s outstanding Common Stock.  The General Partner, as general partner of the Fund, may be considered to be the beneficial owner of the Company Common Stock beneficially owned by the Fund.

Scott B. Perper, L. Watts Hamrick III and Frederick W. Eubank II are the managing members of the General Partner, and may be deemed to be the beneficial owners of the 5,294,679 shares of Company Common Stock beneficially owned by the Fund.

(c)  Except as described in Item 4, none of the Reporting Persons has engaged in any transaction during the 60 days prior to the filing of this Amendment No. 1 involving shares of Company Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to include the following:

The information disclosed in Item 4 above is hereby incorporated herein by reference.

On September 27, 2013, the Reporting Persons entered into a Joint Filing Agreement in which each Reporting Person agreed to the joint filing of statements on Schedule 13D with respect to securities of the Company to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.	Description of Exhibit

1.	Joint Filing Agreement

2.

Agreement and Plan of Merger, dated September 23, 2013, by and among Greenway Medical Technologies, Inc., VCG Holdings, LLC and Crestview Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Greenway Medical Technologies, Inc. on September 23, 2013)

3	Tender and Support Agreement, dated September 23, 2013, by and among VCG Holdings, LLC, Crestview Acquisition Corp., and Pamlico Capital II, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Date: September 27, 2013

Pamlico Capital II, L.P.
		By:	Pamlico Capital GP II, LLC, its General Partner

		By:	/s/ Scott B. Perper
Scott B. Perper
Its: Managing Member

Pamlico Capital GP II, LLC

	By:	/s/ Scott B. Perper
Scott B. Perper
Its: Managing Member

/s/ Scott B. Perper
Scott B. Perper

/s/ L. Watts Hamrick III
L. Watts Hamrick III

/s/ Frederick W. Eubank II
Frederick W. Eubank II

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.	Joint Filing Agreement

2.

Agreement and Plan of Merger, dated September 23, 2013, by and among Greenway Medical Technologies, Inc., VCG Holdings, LLC and Crestview Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Greenway Medical Technologies, Inc. on September 23, 2013)

3	Tender and Support Agreement, dated September 23, 2013, by and among VCG Holdings, LLC, Crestview Acquisition Corp., and Pamlico Capital II, L.P.